
BESPOKEN SPIRITS

BESPOKEN SPIRITS

We have a proprietary technology used to become the expert in wood finishing in the spirits industry

Follow Bespoken Spirits to be notified if they later decide to raise funding.

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bespokenspirits.com Lexington, KY Food Tech

Highlights

1. Over $1.3M in gross revenue in '23 (260% annual growth over '22) and '24 growth projected to be 47%
2. Raised over $8M from 15 private investors.
3. Received 217 awards from international, blind competitions in 2.5 years.
4. Two revenue streams: branded whiskey sold nationally and contract production services.
5. Distributed in 19 states, all major chains and available online with shipping to 47 states.
6. Producing custom products for over 25 small brands and private labels.
7. Partners: Lynyrd Skynyrd, The Best Man movie cast, Whiskey Myers, Univ. of Kentucky NIL, and more.

Featured Investors

TJ Rodgers Follow Invested $13,867,500

TJ founded Cypress Semiconductor in 1982 and led it to a public offering 29 months later in May 1986. Rodgers served as Cypress's CEO for 34 years until stepping down in 2016 as the longest-tenured CEO among all publically-traded companies. tjrodgers.com

"We thrive on competing against the world's best."

Marc Cohodes Follow Invested $3,500,000

Marc Cohodes is known as a free range short seller with nothing to lose. He is responsible for outing many of the world's most famous fraudsters in history.

"You should know what you own. You should be able to tell a seventh grader what you own or what you're short in a paragraph or less. Understand the process before going hog wild into these things, because it's a dangerous game if you lose."

Marc Cohodes
Syndicate Lead
Follow Invested $2,600,000

"I visited Bespoken in early 2024 while Skynyrd was there celebrating their grand opening in KY. I was blown away and immediately invested. They have produced spirits that beat some of the most highly regarded (and crazy expensive) bourbons in blind taste testing. The leadership team is going to take this company to great results."

Derek Jeter Follow Invested $100,000

Derek Sanderson Jeter is an American former professional baseball shortstop, businessman, and baseball executive.

"I love it when people doubt me. It makes me work hard to prove them wrong"

Our Team

Scott Savage CEO

Tom Kowalczuk VP of Finance

Over 16 years of Spirits Industry experience (Suntory Global Spirits, Campari Group).



Colin Mulligan Director of Business Development

Previous to Bespoken Colin did buy side M+A where we facilitated $150 million worth of deals. Previous to that he spent time in venture and founded his first startup during college. He is currently a television show host on linear TV for Ducks Unlimited.

Jared Bickel Director of Customer Relations

Achieved >$140K annual run rate in our new retail and tourism center in 2024.

Wane Lindsey Director of Marketing

Bespoken Spirits uses science and precision to finish fine spirits, earning 217 industry awards as proof of the quality.

When a ground-breaking technology arrives that changes the world we live in, that technology is labeled *disruptive*. When society switched from horse-drawn carriages to automobiles at the turn of the 20th century, the automobile was a disruptive technology. If that new technology is clearly superior than its predecessor, it will quickly become the standard *modus operandi*. This truth has shaped companies like Apple, Tesla, and Traeger.

Bespoken Spirits has invented a new disruptive technology in the $500 billion-dollar spirits industry. For centuries, whiskey has been produced by aging it in oak barrels for years at a time. Barrels were developed simply to store liquid, and they were charred with open flame to sterilize. The happy accident was the discovery that these rather poor storage containers imparted wonderful flavors and aromas to the spirit.

Bespoken's patented process extracts the same amazing flavors and aromas using 30X less wood than barrel aging. You read that right - 50 gallons of award winning whiskey are produced with only 3 pounds of wood. A traditional 53 gallon barrel weighs 100 pounds. And that mediocre container suffers from evaporation called the "*angels' share*", which is now recognized as a cause of the unsightly black mold growing in and around many whiskey distilleries. Bespoken avoids angels' share by finishing in stainless steel.

To produce so many award winning spirits (217 and counting), Bespoken Spirits uses a thorough and disciplined approached, led initially by their founder (Ph.D. in Materials Science) and now by their CEO (Ph.D. in Electrical Engineering). Over 5 years, literally thousands of trials were created in parallel to find those relatively few amazing results. Bespoken is all about rapid learning, something difficult in an industry where traditional techniques require years.

In addition, the oak trees needed to make the barrels to store the whiskey, estimated at one tree for every two barrels, add to the overall cost of the product. With the Bespoken process, millions of oak barrels will be saved, and so will the environment. In terms of ESG, Bespoken Spirits gets an A+ for saving all those oak trees, as well as eliminating the destruction of the environment and pollution created in the process.

When the natural compounds in the spirit react with the natural compounds in the wood, this is what creates your whiskey; for example, there are over 200 chemical compounds in whiskey alone. It has been proven that the compounds found in Bespoken's whiskey match those in whiskeys aged for four years and longer.

Bespoken Spirits continues to amaze disbelievers that such a fine product can be produced so efficiently, and the proof is the company's 217 medals awarded at spirits competitions in Europe, New York City, San Francisco and elsewhere. These are blind tasting awards which came against traditional whiskeys.

Now, for those potential investors and whiskey enthusiasts whose interest has been piqued by this fantastic story, consider one more thing — Bespoken Spirits has yet to go public and is still unknown by many. The company has generated revenue for the past 5 year, with the last 4 quarters each bringing record revenue.

Bespoken Spirits Chairman is entrepreneur and Silicon Valley legend, **TJ Rodgers**. TJ's companies have and will continue to change the world.

Bespoken Spirits has entered the major league of whiskey, something another major investor in Bespoken Spirits, **Derek Jeter**, knows very well — he is one of the all-time greatest baseball players in Major League Baseball hailing from the New York Yankees. As both TJ Rodgers and Derek Jeter understand, success is never given and must be earned through hard work. That is also something the management and employees of Bespoken Whiskey understand well.